FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

       Filed pursuant to Section 16(a) of the Securities Exchange Act of
        1934, Section 17(a) of the Public Utility Holding Company Act of
          1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

                  David Nierenberg
                  The D3 Family Fund
                  19605 NE 8th St.
                  Camas, WA  98607

2.   Date of Event Requiring Statement (Month/Day/Year)

                  03/21/2003

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

                  N/A

4.   Issuer Name and Ticker or Trading Symbol

                  AMEDISYS, INC. (AMED)

5.   Relationship of Reporting Person(s) to Issuer  (Check All Applicable)

                  / /    Director
                  / /    Officer (give title below)
                  /X/    10% Owner
                  / /    Other (specify below)

6.   If Amendment, Date of Original (Month/Day/Year)

                  03/12/2003

7.   Individual or Joint/Group Filing (Check Applicable Line)

                  /X/    Form filed by One Reporting Person
                  / /    Form filed by More than One Reporting Person

         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or
                               Beneficially Owned

1.   Title of Security (Instr. 3)
                  Common Stock

2.   Transaction Date(s) (Month/Day/Year)
                  All    3/21/2003

3.   Transaction Code (Instr. 8)
                  All     J

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     Date         Amount(Shares)      (A) or (D)     Price per share
     ---------    --------------      ----------     ---------------
 i.   3/21/03        307,877               D
 x.   3/21/03        270,420               A
 xi.  3/21/03         37,457               A
 xi.  3/21/03         10,000               A
 xii. 3/21/03         10,000               D

5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
                      1,048,900 (1) (11.1%)

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
     i.         D      662,023 by The D3 Family Fund, L.P.
     ii.        I      24,500 by Haredale, Ltd.
                       P.O. Box N-4465, Nassau, New Providence,
                       The Bahamas.
     iii.       I      10,000 by Olivier & Karen Roux
                       Talisman Management Ltd.,37 Ixworth Place, London SW3,
                       England.
     iv.        I      7,000 by James Henry Hildebrandt
                       c/o Bain & Company, Tenth Floor, One Pacific Place,
                       88 Queensway,
                       Hong Kong.
     v.         I      4,000 by Toxford Corporation
                       P.O. Box 3048, St. Andrews House, Le Bordage,
                       St. Peter Port,
                       Guernsey, Channel Islands, British Isles.
     vi.        I      14,000 by Florence Cies
                       3300 Narvaez, #26, San Jose, California  95136
     vii.       I      1,500 by Henry Hooper
                       4317 NE Wistaria Dr., Portland, OR 97213
     viii.      I      3,000 by Bruno Tiphine
                       92 Fellows Rd., London NW3 3JG, England
     ix.        I      5,000 by Rita & Bruno Tiphine
                       92 Fellows Rd., London NW3 3JG, England
     x.         D      270,420 by The D3 Family Retirement Fund, LP
     xi.        D      47,457 by The D3 Children's Fund, LP
     xii.       I      0 by The David and Patricia Nierenberg 1993
                       Irrevocable Trust
                       Lawrence K. Orr, Trinity Ventures, 3000 Sand Hill Rd.,
                       Bldg. 4, Suite 160, Menlo Park, CA 94025.

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
                  Mr. Nierenberg has sole voting and dispositive power over the shares listed.
----------
(1) Each of these transactions represents a change in the form of ownership of the issuer's securities by the reporting person and not an acquisition or sale of any shares of the issuer for value. In prior reports, the reporting person reported beneficial ownership of 969,900 shares held by The D3 Family Fund, LP. The D3 Family Fund LP distributed pro rata to certain limited partners a total of 307,877 shares of the issuer. These limited partners of The D3 Family Fund then contributed their distributed shares of the issuer to The D3 Family Retirement Fund, LP and The D3 Children's Fund, LP in the amounts of 270,420 and 37,457 shares, respectively. In prior reports, the reporting person reported beneficial ownership of 10,000 shares of the issuer held by The David and Patricia Nierenberg 1993 Irrevocable Trust (the "Trust"). The Trust contributed its 10,000 shares of the issuer to The D3 Children's Fund, LP of which it is now a limited partner.

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)
                  N/A

2.   Conversion or Exercise Price of Derivative Security
                  N/A

3.   Transaction Date (Month/Day/Year)
                  N/A

4.   Transaction Code (Instr. 8)
                  N/A

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  N/A

6.   Date Exercisable and Expiration Date (Month/Day/Year)
                  N/A

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
                  N/A

8.   Price of Derivative Security (Instr. 5)
                  N/A

9.   Number of Derivative Securities Beneficially Owned at End of Month
          (Instr. 4)
                  N/A

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
          (Instr. 4)
                  N/A

11.  Nature of Indirect Beneficial Ownership (Instr. 4)
                  N/A


Explanation of Responses:
                  N/A


                         /s/ DAVID NIERENBERG                          03/21/03
                         ----------------------------------------      --------
                         ** Signature of Reporting Person                Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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